Filed by Herc Holdings Inc. (Commission File No. 001-33139)

pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14d-2(b) under

the Securities Exchange Act of 1934 as amended.

Subject Company: H&E Equipment Services Inc.

Commission File No.: 000-51759

The following communications are being filed in connection with the proposed acquisition of H&E Equipment Services, Inc. by Herc Holdings Inc.

Dear Colleagues,

Earlier today, we announced that Herc Rentals made a proposal to acquire H&E Equipment Services. As you may know, H&E previously entered an agreement to be acquired by United Rentals. That merger agreement includes what is known as a “go-shop” provision, which permits H&E to consider acquisition proposals submitted by other companies. We submitted a proposal as part of that process, and the H&E Board of Directors has deemed our proposal superior and has provided notice to United Rentals that it intends to terminate their agreement and enter into a new merger agreement with Herc. United Rentals notified H&E in writing that it does not intend to submit a revised proposal and has waived its four business day match period under the United Rentals merger agreement.

Let me provide some additional context about this news.

Since becoming an independent, public company, Herc Rentals has realized tremendous success. Through organic growth, market share gains, specialty development, greenfield additions and strategic acquisitions, we have significantly scaled our business, having expanded our network and share in key metropolitan areas, in line with our urban market growth strategy. In addition to growing our network, our investments in general rental and specialty equipment offerings, as well as technology, innovation and people, continue to set us apart as one of the leading equipment rental partners for local and national accounts across North America. We have strategies in place which, combined with our operational and service excellence, continue to drive our strong performance and growth ahead of the industry.

We see the proposed combination with H&E as a path to accelerate our current strategies and growth trajectory. Our business and H&E’s business are highly complementary. Together, we would have a substantially expanded footprint, increased density in key regions with economies of scale, geographic and customer diversification, and a larger, younger fleet to strengthen Herc’s position as a premier rental company in North America. Both companies also share a deep commitment to safety and delivering excellent customer service at every touchpoint, and together we would build on these records.

Taken together, we believe this transaction will create exciting benefits for all of our stakeholders, including our employees.

We will continue to keep you updated as there is further information to share. However, it is important to emphasize that it remains business as usual for all of us. We are counting on each of you to stay focused on your day-to-day responsibilities and providing our customers with the high-quality equipment, services and solutions they expect from Herc.

Today’s announcement may lead to increased interest from the media and other third parties. Please forward any inquiries related to today’s news to Leslie Hunziker at Leslie.Hunziker@hercrentals.com.

Thank you as always for your dedication to Herc and our customers.

Sincerely,

Larry Silber

President and CEO

Cautionary Note Regarding Forward Looking Statements

This communication includes “forward-looking statements,” within the meaning of Section 21E of the Securities Exchange Act, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements related to the Company, H&E and the proposed acquisition of H&E by the Company that involve substantial risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied by such statements. Forward-looking statements in this communication include, among other things, statements about the potential benefits of the proposed transaction, the Company’s plans, objectives, expectations and intentions, the financial condition, results of operations and business of each of the Company and H&E, expected valuation and re-rating opportunities for the combined company, and the anticipated timing of closing of the proposed transaction. Forward-looking statements are generally identified by the words “estimates,” “expects,” “anticipates,” “projects,” “plans,” “intends,” “believes,” “forecasts,” “looks,” and future or conditional verbs, such as “will,” “should,” “could” or “may,” as well as variations of such words or similar expressions. All forward-looking statements are based upon our current expectations and various assumptions and apply only as of the date of this communication. Our expectations, beliefs and projections are expressed in good faith and we believe there is a reasonable basis for them. However, there can be no assurance that our expectations, beliefs and projections will be achieved or that the completion and anticipated benefits of the proposed transaction can be guaranteed, and actual results may differ materially from those projected. You should not place undue reliance on forward-looking statements.

There are a number of risks, uncertainties and other important factors that could cause our actual results to differ materially from those suggested by our forward-looking statements, including, but not limited to, (i) the possibility that the sufficient number of H&E’s shares are not validly tendered into the tender offer to meet the minimum condition; (ii) the Company’s ability to implement its plans, forecasts and other expectations with respect to H&E’s business after the completion of the proposed transaction and realized expected synergies; (iii) the ability to realize the anticipated benefits of the proposed transaction, including the possibility that the expected benefits from the proposed transaction will not be realized or will not be realized within the expected time period; (iv) the Company and H&E may be unable to obtain regulatory approvals required for the proposed transaction or may be required to accept conditions that could reduce the anticipated benefits of the proposed transaction as a condition to obtaining regulatory approvals; (v) the length of time necessary to consummate the proposed transaction may be longer than anticipated; (vi) problems may arise in successfully integrating the businesses of the Company and H&E, including, without limitation, problems associated with the potential loss of any key employees, customers, suppliers and other counterparties of H&E; (vii) the proposed transaction may involve unexpected costs, including, without limitation, the exposure to any unrecorded liabilities or unidentified issues during the due diligence investigation of H&E or that are not covered by insurance, as well as potential unfavorable accounting treatment and unexpected increases in taxes; (viii) the Company’s business may suffer as a result of uncertainty surrounding the proposed transaction, any adverse effects on our ability to maintain relationships with customers, employees and suppliers; (ix) the occurrence of any event, change to other circumstances that could give rise to the termination of the merger agreement, the failure of the closing conditions included in the merger agreement to be satisfied, or any other failure to consummate the proposed transaction; (x) any negative effects of the announcement of the proposed transaction of the financing thereof on the market price of the Company common stock or other securities; (xi) the industry may be subject to future risks including those set forth in the “Risk Factors” section in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and in the other filings with the SEC by each of the Company and H&E; (xii) United Rentals, Inc. may make a superior offer; and (xiii) Herc may not achieve its valuation or re-rating opportunities. The foregoing list of factors is not exhaustive. Investors should carefully consider the foregoing factors and the other risks and uncertainties that affect the businesses of the Company and H&E, including those described in the Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and in the other filings with the SEC by each of the Company and H&E. All forward-looking statements are expressly qualified in their entirety by such cautionary statements. We undertake no obligation to update or revise forward-looking statements that have been made to reflect events or circumstances that arise after the date made or to reflect the occurrence of unanticipated events.

Additional Information and Where to Find It

The tender offer described herein has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that the Company and its acquisition subsidiary, HR Merger Sub Inc. (“Merger Sub”), will file with the U.S. Securities and Exchange Commission (the “SEC”). At the time the tender offer is commenced, the Company and Merger Sub will file a tender offer statement on Schedule TO and the Company will file a registration statement on Form S-4. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER MATERIALS) AND THE FORM S-4 WILL CONTAIN IMPORTANT INFORMATION. H&E STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF H&E SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The tender offer materials will be made available to holders of H&E stock at no expense to them. The tender offer materials will be made available for free at the SEC’s web site (http://www.sec.gov). Additional copies may be obtained for free by contacting either the Company or H&E. Copies of the documents filed with the SEC by H&E will be available free of charge on H&E’s website at https://investor.he-equipment.com/. Copies of the documents filed with the SEC by the Company will also be available free of charge on the Company’s website at https://ir.hercrentals.com/.

In addition to the tender offer materials, the Company and H&E file annual, quarterly and current reports, proxy statements and other information with the SEC, which are available to the public at the SEC’s web site (http://www.sec.gov).

Information Regarding Non-GAAP Financial Measures

In addition to results calculated according to accounting principles generally accepted in the United States (“GAAP”), the Company has provided certain information in this communication that is not calculated according to GAAP (“non-GAAP”), such as adjusted EBITDA. Management uses these non-GAAP measures to evaluate operating performance and period-over-period performance of our core business without regard to potential distortions, and believes that investors will likewise find these non-GAAP measures useful in evaluating the Company’s performance. These measures are frequently used by security analysts, institutional investors and other interested parties in the evaluation of companies in our industry. Non-GAAP measures should not be considered in isolation or as a substitute for our reported results prepared in accordance with GAAP and, as calculated, may not be comparable to similarly titled measures of other companies. For the definitions of these terms, further information about management’s use of these measures as well as a reconciliation of these non-GAAP measures to the most comparable GAAP financial measures, please see the supplemental schedules that accompany this communication.